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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VERSAR INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
925297103
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 8 Pages

CUSIP No. 925297103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perritt Capital Management, Inc. - 36-3538651
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER 85,700
BENEFICIALLY OWNED	6	SHARED VOTING POWER 371,700
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 85,700
PERSON WITH:	8	SHARED DISPOSITIVE POWER 371,700

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 457,400
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	The percent ownership calculated is based upon an aggregate of 8,146,364 shares outstanding as of November 1, 2006.

Page 2 of 8 Pages

CUSIP No. 925297103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perritt MicroCap Opportunities Fund, Inc. - 36-3538658
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED	6	SHARED VOTING POWER 304,200
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	8	SHARED DISPOSITIVE POWER 304,200

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,200
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)	The percent ownership calculated is based upon an aggregate of 8,146,364 shares outstanding as of November 1, 2006.

Page 3 of 8 Pages

CUSIP No. 925297103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perritt Funds, Inc. - 04-3788572
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED	6	SHARED VOTING POWER 67,500
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	8	SHARED DISPOSITIVE POWER 67,500

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)	The percent ownership calculated is based upon an aggregate of 8,146,364 shares outstanding as of November 1, 2006.

Page 4 of 8 Pages

CUSIP No. 925297103

Item 1(a).	Name of Issuer

Versar Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6850 Versar Center Springfield, VA 22151

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are (i) Perritt Capital Management, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940; (ii) Perritt MicroCap Opportunities Fund, Inc., an investment company registered under the Investment Company Act of 1940; and (iii) Perritt Funds, Inc., an investment company registered under the Investment Company Act of 1940. Perritt Capital Management, Inc. is the investment adviser to Perritt MicroCap Opportunities Fund, Inc. and its sole series, Perritt MicroCap Opportunities Fund, and to Perritt Funds, Inc. and its sole series, Perritt Emerging Opportunities Fund.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

300 South Wacker Drive, Suite 2880 Chicago, IL 60606

Item 2(c).	Citizenship:

Perritt Capital Management, Inc. is an Illinois corporation. Perritt MicroCap Opportunities Fund, Inc. is a Maryland corporation. Perritt Funds, Inc. is a Maryland corporation.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

925297103

Page 5 of 8 Pages

CUSIP No. 925297103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
|X|	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
|X|	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
[_]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
[_]	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
[_]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Perritt Capital Management, Inc.

(a)	Amount Beneficially Owned: 457,400

(b)	Percent of Class: 5.6%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 85,700

(ii)	shared power to vote or to direct the vote: 371,700

(iii)	sole power to dispose or to direct the disposition of: 85,700

(iv)	shared power to dispose or to direct the disposition of: 371,700

Page 6 of 8 Pages

CUSIP No. 925297103

Perritt MicroCap Opportunities Fund, Inc.

(a)	Amount Beneficially Owned: 304,200

(b)	Percent of Class: 3.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: -0-

(ii)	shared power to vote or to direct the vote: 304,200

(iii)	sole power to dispose or to direct the disposition of: -0-

(iv)	shared power to dispose or to direct the disposition of: 304,200

Perritt Funds, Inc.

(a)	Amount Beneficially Owned: 67,500

(b)	Percent of Class: 0.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: -0-

(ii)	shared power to vote or to direct the vote: 67,500

(iii)	sole power to dispose or to direct the disposition of: -0-

(iv)	shared power to dispose or to direct the disposition of: 67,500

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 Pages

CUSIP No. 925297103

Exhibits.

        1.        Agreement to file Schedule 13G jointly. (Previously filed as Exhibit 1 to the reporting parties’ Schedule 13G filed February 13, 2006)

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2007

PERRITT CAPITAL MANAGEMENT, INC.
By: /s/ Michael J. Corbett
Michael J. Corbett, Vice President
PERRITT MICROCAP OPPORTUNITIES FUND, INC.
By: /s/ Michael J. Corbett
Michael J. Corbett, President
PERRITT FUNDS, INC.
By: /s/ Michael J. Corbett
Michael J. Corbett, President

Page 8 of 8 Pages